UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ARCHON CORPORATION
(Name of Subject Company (Issuer))
(Name of Filing Persons (Offeror))

Common Stock,
$0.01 Par Value Per Share
(Title of Class of Securities)

03957P101
 (CUSIP Number of Class of Securities)

Paul W. Lowden
Chairman of the Board and President
Archon Corporation
4336 Losee Road, Suite 5
North Las Vegas, Nevada 89030
(702) 732-9120
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

 Alan B. Rabkin, Esq.
Jones Vargas Chartered
100 West Liberty, 12th Floor
Reno, Nevada 89501
(775) 788-2229

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$24,000,000(a)	$943.20(b)

(a)	Calculated on the aggregate maximum purchase price paid for 600,000 shares in the offer, based upon a price of $40.00 per share of common stock.
(b)	Calculated at $39.30 for each $1,000,000 in Transaction Valuation

☐       Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes to designate any transaction to which this statement relates:

☐ third party tender offer subject to Rule 14d-1

☐ going private transaction subject to Rule 13e-3

☒ issuer tender offer subject to Rule 13e-4

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting results of the tender offer. ☐

This Tender Offer Statement on Schedule TO relates to the offer by Archon Corporation, a Nevada corporation (“Archon” or the “Company”) to purchase up to 600,000 shares of its Common Stock, par value $.01 per share. The Company is offering to purchase these shares at a purchase price of $40.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 2008 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(ii) (and which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”) and are incorporated herein by reference. The Offer is available to all shareholders but states a preference for odd-lot shareholders owning fewer than 100 total shares of Common Stock and odd-lot shareholders must tender all such shares. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

ITEMS 1 THROUGH 11, INCLUSIVE:

The information required by these items, as is applicable, is contained within the Offer to Purchase and the applicable Letter of Transmittal each of which are incorporated by this reference and are appended as exhibits to this filing.

ITEM 10 (FINANCIAL STATEMENTS):

 Audited financial statements are included in the Issuers Annual Report dated September 30, 2007 which was filed on January 24, 2008.

ITEMS 12 (EXHIBITS):

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Purchase dated May 19, 2008

(a)(1)(ii)	Form of Letter of Transmittal

ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13E-3: Not Applicable

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2008	ARCHON CORPORATION

	By:	/s/ Paul W. Lowden
	Name:	Paul W. Lowden
	Title:	Chairman of the Board and President